1-15206

P.E. 7-1-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of JULY, 2002

02047082

SPIRENT plc
(Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-__________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JOSEPHINE GOMM
(Registrant)

Date 30 JULY 2002 By [signature]
(Signature) *

London Stock Exchange

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP
(020 7588 6057)

AVS No: **123297**

Please ensure the entries on this return are typed

1.	Name of company: SPIRENT PLC	
2.	Name of scheme: SPIRENT SAVINGS RELATED SHARE OPTION SCHEME	
3.	Period of return: From: 01 January 2002	To: 30 June 2002
4.	Number and class of share(s) (amount of Stock/debt security) not issued under scheme at end of the last period:	524,391 ORDINARY SHARES OF 3 1/3p EACH
5.	Number of shares issued/allotted under scheme during period:	NIL Ordinary shares of 3 1/3p each
6.	Balance under scheme not yet issued/allotted at end of period	524,391 ORDINARY SHARES OF 3 1/3p each
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	700,000 ORDINARY SHARES OF 10p each DATED 11 December 1998

Please confirm total number of shares in issue at the end of the period in order for us to update our records

935,217,900

Contact for queries:
Name: Jo Gomm
Telephone: 01293 767676

Address: Spirent plc
Spirent House
Crawley Business Quarter
RH10 9QL

Person making return
Name: J E Gomm
Position: Assistant Company Secretary
Signature: [signature]

London **Stock Exchange**

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP
(020 7588 6057)

AVS No: **123297**

Please ensure the entries on this return are typed

1.	Name of company:	SPIRENT PLC
2.	Name of scheme:	U.S. EMPLOYEE STOCK PURCHASE PLAN
3.	Period of return:	From: 01 JANUARY 2002 To: 30 JUNE 2002
4.	Number and class of share(s) (amount of Stock/debt security) not issued under scheme at end of the last period:	2,044,657 ORDINARY SHARES OF 3 1/3p EACH
5.	Number of shares issued/allotted under scheme during period:	1,050,657 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	994,000 ORDINARY SHARES
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	3,935,000 ORDINARY SHARES OF 3 1/3p EACH

Please confirm total number of shares in issue at the end of the period in order for us to update our records

935,217,900

Contact for queries:
Name: Jo Gomm
Telephone: 01293 767676

Address: Spirent plc
Spirent House
Crawley Business Quarter
RH10 9QL

Person making return
Name: J E Gomm
Position: Assistant Company Secretary
Signature: [signature]

London Stock Exchange

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP
(020 7588 6057)

ALL FIGURES HAVE BEEN REVISED FOR THE 3:1 SHARE SPLIT ON 11 MAY 2000

AVS No: **123297**

Please ensure the entries on this return are typed

1.	**Name of company:**	SPIRENT PLC
2.	**Name of scheme:**	SPIRENT EXECUTIVE SHARE OPTION SCHEME
3.	**Period of return:**	From: 01 JANUARY 2002 To: 30 JUNE 2002
4.	**Number and class of share(s) (amount of Stock/debt security) not issued under scheme at end of the last period:**	1,659,009 ORDINARY SHARES OF 31/3p EACH
5.	**Number of shares issued/allotted under scheme during period:**	71,515 ORDINARY SHARES OF 31/3p EACH
6.	**Balance under scheme not yet issued/allotted at end of period:**	1,587,494 ORDINARY SHARES OF 31/3p EACH
7.	**Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:**	3,000,000 ORDINARY SHARES OF 10p EACH DATED 29/09/2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

935,217,900

Contact for queries:

Name: Jo Gomm

Telephone: 01293 767676

Address: Spirent plc
Spirent House
Crawley Business Quarter
Fleming Way
Crawley, RH10 9QL

Person making return

Name: J E Gomm

Position: Assistant Company Secretary

Signature

London **Stock Exchange**

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP
(020 7588 6057)

ALL FIGURES HAVE BEEN REVISED FOR THE 3:1 SHARE SPLIT ON 11 MAY 2000

AVS No: **123297**

Please ensure the entries on this return are typed

1.	**Name of company:**	SPIRENT PLC
2.	**Name of scheme:**	NETCOM AMENDED AND RESTATED STOCK OPTION PLAN
3.	**Period of return:**	From: 01 JANUARY 2002 To: 30 JUNE 2002
4.	**Number and class of share(s) (amount of Stock/debt security) not issued under scheme at end of the last period:**	2,252,147 ORDINARY SHARES OF 31/3p EACH
5.	**Number of shares issued/allotted under scheme during period:**	659,107 ORDINARY SHARES OF 31/3p EACH
6.	**Balance under scheme not yet issued/allotted at end of period:**	1,593,040 ORDINARY SHARES OF 31/3p EACH
7.	**Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:**	3,291,399 ORDINARY SHARES OF 31/3p EACH DATED 03/09/1999 AND 1,739,130 ORDINARY SHARES OF 3 1/3p EACH DATED 8 JULY 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

935,217,900

Contact for queries:

Name: Jo Gomm

Telephone: 01293 767676

Address: Spirent plc
Spirent House
Crawley Business Quarter
Fleming Way
Crawley, RH10 9QL

Person making return

Name: J E Gomm

Position: Assistant Company Secretary

Signature: [signature]

London Stock Exchange

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP
(020 7588 6057)

AVS No: **123297**

Please ensure the entries on this return are typed

1.	**Name of company:**	SPIRENT PLC
2.	**Name of scheme:**	Net-HOPPER AMENDED AND RESTATED STOCK OPTION PLAN
3.	**Period of return:**	From: 01 January 2002 To: 30 JUNE 2002
4.	**Number and class of share(s) (amount of Stock/debt security) not issued under scheme at end of the last period:**	177,268 ORDINARY SHARES OF 3 1/3p EACH
5.	**Number of shares issued/allotted under scheme during period:**	161,590 ORDINARY SHARES OF 3 1/3p EACH
6.	**Balance under scheme not yet issued/allotted at end of period:**	15,678 ORDINARY SHARES OF 3 1/3p EACH
7.	**Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:**	1,218,996 ORDINARY SHARES OF 3 1/3p EACH DATED 13/11/2000 77,500 ORDINARY SHARES OF 31/3P EACH DATED 5 JUNE 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

935,217,900

Contact for queries:
Name: Jo Gomm
Telephone: 01293 767676

Address: Spirent plc
Spirent House
Crawley Business Quarter
Fleming Way
Crawley
RH10 9QL

Person making return
Name: J E Gomm
Position: Assistant Company Secretary
Signature: [signature]

London **Stock Exchange**

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP
(020 7588 6057)

AVS No: **123297**

Please ensure the entries on this return are typed

1.	Name of company:	SPIRENT PLC
2.	Name of scheme:	ZARAK AMENDED AND RESTATED STOCK OPTION PLAN
3.	Period of return:	From: 01 January 2002 To: 30 June 2002
4.	Number and class of share(s) (amount of Stock/debt security) not issued under scheme at end of the last period:	2,829,279 ORDINARY SHARES OF 3 1/3p EACH
5.	Number of shares issued/allotted under scheme during period:	78,303 ORDINARY SHARES OF 3 1/3p each
6.	Balance under scheme not yet issued/allotted at end of period	2,750,976 ORDINARY SHARES OF 3 1/3p each
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	3,895,474 ORDINARY SHARES OF 3 1/3p each

Please confirm total number of shares in issue at the end of the period in order for us to update our records

935,217,900

Contact for queries:
Name: Jo Gomm
Telephone: 01293 767676

Address: Spirent plc
Spirent House
Crawley Business Quarter
RH10 9QL

Person making return
Name: J E Gomm
Position: Assistant Company Secretary
Signature: [signature]